

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 17, 2006

Mr. Matt Wayrynen
President, Chief Executive and Financial Officer
Berkley Resources, Inc.
455 Granville Street, Suite 400
Vancouver, British Columbia V6C 1T1

> **Re:** **Berkley Resources, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed July 1, 2005**
> **File No. 000-18939**

Dear Mr. Wayrynen:

We have completed our review of your 2004 Form 20-F, and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief